

August 17, 2010

Mr. David L. White
Chief Financial Officer
Choice Hotels International, Inc.
10750 Columbia Pike
Silver Spring, MD 20901

> **Re:** **Choice Hotels International, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 1, 2010**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2010**
> **File No. 001-13393**

Dear Mr. White:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Franchise System, page 10

1. Please tell us why the table showing operating results for your combined domestic franchise system excludes results from the Cambria Suites and Ascend Collection properties. Similarly, please explain why you have excluded these properties from the data on pages 13, 44 and 53. We note that the excluded properties have not been in operation for each of the last five years; however, the increase in the total number of properties over the last five years suggests that other properties included in the data also were not in your franchise system for each of the last five years.

Management's Discussion and Analysis, page 44

2. We note that your tabular presentation of operating information concerning domestic franchised hotels indicates that statistics represent operations for the period from December (2008) through November (2009). Please tell us why the period of time for which operating statistics are presented does not correspond to the period of time

covered by the audited financial statements and other financial data presented throughout Management's Discussion and Analysis.

Financial Statements and Notes

Note 1 – Company Information and Significant Accounting Policies

Marketing and Reservation Revenues and Expenses, page 76

3.   Based on your footnote disclosure, we understand that you record a receivable for marketing and reservation costs incurred in excess of the cumulative reservation fees earned. Although you believe the large geographically dispersed group of franchisees partially mitigates your credit risk related to this receivable, it is not clear what your policy is for evaluating the collectability of this receivable and whether you have recorded an allowance for possible losses related to the marketing and reservation receivables. Please advise.

Note 3 – Notes Receivable

Forgivable Notes Receivable, page 81

4.   We note that you provide financing to franchisees in the form of notes receivable that are forgiven and amortized over a period of time in which the franchisee remains in good standing. It appears that you have recorded the related amortization as an expense in your statements of operations. Please provide the accounting literature you relied upon in determining the appropriate treatment for the cash consideration given to your franchisees and whether the related consideration and amortization should be reflected as an expense or a reduction to revenue.

Exhibits

5.   We note that your auditor's report is dated March 1, 2010 and that your chief executive officer and your chief financial officer certifications accompanying the report all precede the date of the auditor's report. Please tell us how management was able to certify its report on your Form 10-K in advance of your auditor's report on the financial statements and internal control over financial reporting. In the alternative, please update and refile your certifications with the proper date.

Proxy Statement on Schedule 14A, filed March 25, 2010

Annual Incentive Cash Compensation, page 24

6.   We note your disclosure on page 25 that for 2009, Mr. Pepper's incentive cash compensation was decreased by 6% due to his failure to meet his performance objective related to overall franchise sales. Supplementally, please provide Mr. Pepper's performance objective target for overall franchise sales. In future filings please provide similar disclosure for each of your named executive officers for material changes in incentive cash compensation attributable to pre-determined individual performance objectives. See Item 402(b)(2)(vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Pokorny at (202) 551-3714 or myself at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or Karen Garnett at (202) 551-3785 with any other questions.

Sincerely,

Cicely L. LaMothe
Accounting Branch Chief